August 4, 2020

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The9 Limited (CIK: 0001296774) Registration Statement on Form F-1

Dear Sir or Madam:

On behalf of our client, The9 Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a registration statement on Form F-1 (the “Registration Statement”) relating to a proposed registered public offering (the “Proposed Offering”) in the United States of the Company’s Class A ordinary shares, par value US$0.01 per share, to be represented by American depositary shares (“ADSs”), and warrants to purchase ADSs, via EDGAR to the Securities and Exchange Commission (the “Commission”) for review in accordance with the procedures of the Commission.

Financial Statements

The Company has included in this submission its audited consolidated financial statements for the years ended, and as of, December 31, 2017, 2018 and 2019.

* * *

Registration Statement

Securities and Exchange Commission

August 4, 2020

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +86-21-6193-8210 or via e-mail at haiping.li@skadden.com or Ying Wu, the audit engagement partner at Grant Thornton, by telephone at +86-21-2322-0262 or via email at ying.wu@cn.gt.com. Grant Thornton is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Haiping Li

Haiping Li

cc:	Jun Zhu, Chief Executive Officer and Director, The9 Limited

George Lai, Chief Financial Officer and Director, The9 Limited

Mitchell S. Esq., Partner, Loeb & Loeb LLP

Angela M. Dowd, Esq., Partner, Loeb & Loeb LLP

Ying Wu, Partner, Grant Thornton